Exhibit 11

Computation of Per Share Earnings
(Dollars in thousands, except per share data)

Net income	$36,853
Net income attributable to noncontrolling interest, net of tax	(64)
Net income attributable to Heartland	36,789
Preferred dividends and discount	(1,093)
Net income available to common stockholders for the year ended December 31, 2013	$35,696
Weighted average common shares outstanding	17,199,389
Assumed incremental common shares issued upon exercise of stock options and common stock warrant	260,677
Weighted average common shares for diluted earnings per share	17,460,066
Earnings per common share - basic	$2.08
Earnings per common share - diluted	$2.04